SILVER BULL RESOURCES, INC.
885 West Georgia Street, Suite 2200
Vancouver, British Columbia Canada V6C 3E8

January 26, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Silver Bull Resources, Inc. Registration Statement on Form S-3 Filed on November 9, 2011 File No. 333-177870

Ladies and Gentlemen:

Silver Bull Resources, Inc., a Nevada corporation (the “Company”), requests that the Company’s Registration Statement on Form S-3, File No. 333-177870, filed on November 9, 2011 (the “Registration Statement”) be withdrawn pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”).  The Registration Statement has not been declared effective and no securities were sold in connection with the Registration Statement.  The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Act.

The Company filed the Registration Statement in order to register $125,000,000 of senior debt securities, subordinated debt securities, common stock, warrants, rights, and units.  The Company is seeking to withdraw the Registration Statement because it has determined that it is not currently eligible to use Form S-3.

The Company requests that all fees paid to the Commission in connection with the filing of this Registration Statement be credited for future use in accordance with Rule 457(p) of the Act.

Please direct any questions regarding this matter to Brian Boonstra of Davis Graham & Stubbs LLP, counsel to the Company, at (303) 892-7348.

Sincerely,

/s/ Sean Fallis

Sean Fallis
Chief Financial Officer